Exhibit 99.1

News From

REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523
FOR IMMEDIATE RELEASE
Federal Signal Corporation Announces Second Quarter Earnings of $.17 per share from
Continuing Operations
—Q2 Highlights—
•	Orders up 9% to $261 million; backlog rises to $375 million

•	Net sales of $254 million, up 5% from the prior year

•	Debt reduced by $108 million due to asset sales and strong operating cash flow

•	Loss on discontinued operations of $21.4 million related to E-ONE
Oak Brook, Ill., July 25, 2008 — Federal Signal Corporation (NYSE: FSS), a leader in advancing security and well-being, reported net income from continuing operations of $8.0 million, or $.17 per share, for the second quarter of 2008 on net sales of $254 million. For the same period of 2007, the Company earned $12.2 million from continuing operations, or $.25 per share, on net sales of $243 million. The year-over-year reduction in net income from continuing operations is due to increased litigation expense, lower sales of mobile lightbars and sirens and a higher effective tax rate.
Jim Goodwin, interim president and chief executive officer, stated, “Our second quarter order intake was encouraging, with new business exceeding shipments in all three segments. Despite the publicized pressures on US municipal spending, we saw a 6% increase in municipal orders due to strong demand for outdoor warning sirens, a recovery in street sweeper orders and the addition of the PIPS products. Our international business remains robust, particularly outside of Europe. Our pipeline of new business for our Public Safety and Security division is growing as planned; our investment in additional sales resources should bear fruit in the back half of the year.
We remain concerned about escalating materials costs. While our purchase contracts protected us during most of the second quarter, we are beginning to see cost increases flow through. We have raised our selling prices on most of our products, which should cover the cost impact later this year.
We expect to complete the sale of E-ONE during the third quarter and will liquidate more of our leasing portfolio. When these transactions are completed, Federal Signal will emerge as a stronger $1 billion corporation with good financial flexibility”.
The Company recorded a second quarter net loss including discontinued operations of $13.4 million, compared to $11.1 million of net income in the prior year period. The loss in the second quarter of 2008 is driven primarily by an after-tax loss of $21.4 million on discontinued operations due principally to a further impairment charge and operating losses with respect to the Company’s E-ONE subsidiary. On July 16, 2008 the Company announced that it had signed a definitive agreement to sell E-ONE for approximately $20 million subject to working capital adjustments. The sale is expected to be completed in the third quarter of 2008.
Cash flow from operations totaled $85.9 million for the first six months, significantly improved from the $18.0 million in the prior year. The improvement is primarily the result of the sale of a portion of the Company’s municipal leasing portfolio for proceeds of $53.5 million and a reduction in outstanding dealer floor plans.
GROUP RESULTS
Safety and Security Systems
•	Orders rose 6% from the prior year period to $99 million. Non-US orders increased 16% over the prior year from $38 million in 2007 to $44 million in 2008 primarily as a result of foreign currency translation and orders for products manufactured by the PIPS business which was acquired in the third quarter of 2007. US orders remained relatively flat year-over-year, with increased municipal demand for warning sirens and ALPR cameras offset by weaker orders for police products and industrial lighting.

•	Net sales were relatively flat compared to the second quarter of 2007, despite the addition of PIPS, due to fewer large police product export orders and lower US sales of police products. US sales of police products were constrained as a result of municipal budget pressures and an interruption in police car conversions triggered by an automotive supplier strike, which has since been resolved.

•	Operating income of $10.9 million was down 24% from the prior year. The reduction is primarily due to lower global sales of police products, a $0.7 million inventory write-off in a satellite location and a less-rich mix of product shipments overall in the quarter. Additionally, segment margins are impacted by expenses incurred to launch the new Public Safety Systems division.
Fire Rescue
•	Orders for Bronto articulated aerial devices remained strong at $45 million, up principally due to the strong Euro. Although demand for work platforms in Europe has weakened from the prior year, orders from other international locations have risen.

•	Net sales of $43 million rose 38% from the prior year period as a result of the strong Euro and higher value shipments. Bronto is in the process of a 40% capacity expansion which will come on line in the third quarter to help meet the increased demand.

•	Operating income of $4.3 million was up 19% over 2007, due to the higher sales revenue.

Environmental Solutions
•	Orders totaled $118 million, up 9% from the prior year quarter. Orders in the US municipal and government markets were up 8% as a result of increased demand for sweepers and parts which had been weaker during the first quarter of 2008.

•	Net sales totaled $117 million, essentially unchanged from 2007. Sales of sweepers were down year-over-year reflecting weaker orders from the first quarter and some delays caused by the implementation of a new integrated business system at the Elgin sweeper plant. Sales of sewer cleaners, industrial vacuums and parts and accessories remained strong.

•	Operating income of $11.2 million was essentially unchanged from 2007.
OTHER
•	Second quarter corporate expense totaled $7.7 million, an increase of $1.3 million from the prior year primarily as a result of $3.7 million higher costs associated with the Company’s firefighter hearing loss litigation. This was partially offset by a decrease of $1.1 million in workers’ compensation and casualty expenses due to a reduction in claims and the impact of staffing and expense reductions.

•	The second quarter effective tax rate was 32.3% versus 26.0% in 2007. The higher tax rate reflects lower profits in foreign jurisdictions with tax loss carry forwards and reduced tax-exempt interest.

•	At quarter-end, manufacturing debt net of cash totaled $238 million, down from $276 million at the beginning of the year.
CONFERENCE CALL
Federal Signal will host its second quarter conference call on Friday, July 25, 2008 at 11:00 a.m. Eastern Time to highlight results of the quarter. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com. A replay accessible from this company website will be available shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) is a leader in advancing security and well-being for communities and workplaces around the world. The company designs and manufactures a suite of products and integrated solutions for municipal, governmental, industrial and airport customers. Federal Signal’s portfolio of trusted, high-priority products include Bronto aerial devices, Elgin and Ravo street sweepers, E-ONE fire apparatus, Federal Signal safety and security systems, Guzzler industrial vacuums, Jetstream waterblasters and Vactor sewer cleaners. Federal Signal was founded in 1901 and is based in Oak Brook, Illinois. http://www.federalsignal.com
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
INVESTOR CONTACT: David Janek, +1.630.954.2000, djanek@federalsignal.com
# # # # #

	QTR	QTR	YTD	YTD
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007
Quarter June 30:

Net Sales	$254.3	$243.2	$482.4	$456.2
Cost of sales	(186.4)	(176.2)	(354.6)	(333.6)
Operating expenses	(49.2)	(44.4)	(96.4)	(83.2)

Operating income	18.7	22.6	31.4	39.4
Interest expense	(5.5)	(5.7)	(12.3)	(11.8)
Other expense	(1.4)	(0.4)	(1.9)	(0.7)

Income before income taxes	11.8	16.5	17.2	26.9
Income tax expense	(3.8)	(4.3)	(4.9)	(7.5)

Income from continuing operations	8.0	12.2	12.3	19.4
(Loss) gain from discontinued operations and disposal, net of tax	(21.4)	(1.1)	(110.6)	22.3

Net (loss) income	$(13.4)	$11.1	$(98.3)	$41.7

Gross margin	26.7%	27.5%	26.5%	26.9%
Operating margin	7.4%	9.3%	6.5%	8.6%
Effective tax rate	32.3%	26.0%	28.5%	27.6%

Diluted earnings per share:
Earnings from continuing operations	$0.17	$0.25	$0.26	$0.40
(Loss) earnings from discontinued operations and disposal, net of tax	(0.45)	(0.02)	(2.31)	0.47

(Loss) earnings per share	$(0.28)	$0.23	$(2.05)	$0.87

Average common shares outstanding	47.6	47.8	47.8	47.9

	QTR	QTR	YTD	YTD
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007
Group results:

Safety and Security Systems Group:
Orders	$98.7	$93.0	$194.6	$190.9
Net Sales	94.8	95.9	185.6	174.5
Operating Income	10.9	14.3	19.2	23.8
Operating Margin	11.5%	14.9%	10.3%	13.6%
Backlog			$70.0	$75.3

Fire Rescue Group:
Orders	$44.8	$38.2	$103.8	$99.7
Net Sales	42.5	30.7	66.8	51.3
Operating Income	4.3	3.6	6.3	5.3
Operating Margin	10.1%	11.7%	9.4%	10.3%
Backlog			$181.7	$114.8

Environmental Solutions Group:
Orders	$117.9	$108.1	$215.4	$218.6
Net Sales	117.0	116.6	230.0	230.4
Operating Income	11.2	11.1	21.0	21.2
Operating Margin	9.6%	9.5%	9.1%	9.2%
Backlog			$123.7	$117.0

Corporate operating expenses	$(7.7)	$(6.4)	$(15.1)	$(10.9)

Total Operating Income	$18.7	$22.6	$31.4	$39.4

	June 30	December 31
($ in millions)	2008	2007
ASSETS
Manufacturing activities:
Current assets
Cash and cash equivalents	$16.6	$12.5
Accounts receivable, net of allowances for doubtful accounts of $6.2 million and $3.8 million, respectively	155.8	147.8
Inventories	134.7	121.8
Other current assets	46.7	42.7

Total current assets	353.8	324.8
Properties and equipment, net	70.9	59.6
Other assets
Goodwill	349.0	344.7
Intangible assets, net of accumulated amortization	62.0	65.2
Deferred charges and other assets	9.1	7.2

Total manufacturing assets	844.8	801.5
Assets of discontinued operations	44.5	231.8
Financial services activities — Lease financing and other receivables, net of allowances for doubtful accounts of $3.6 million and $3.6 million, respectively	71.3	146.8

Total assets	$960.6	$1,180.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Manufacturing activities:
Current liabilities
Short-term borrowings	$3.5	$2.6
Current portion of long-term borrowings	32.7	45.4
Accounts payable	66.8	66.2
Accrued Liabilities
Compensation and withholding taxes	23.7	26.8
Customer deposits	24.8	17.7
Other	47.8	53.6

Total current liabilities	199.3	212.3
Long-term borrowings	218.5	240.7
Long-term pension and other liabilities	27.7	32.3
Deferred income taxes	43.2	39.3

Total manufacturing liabilities	488.7	524.6
Liabilities of discontinued operations	63.4	72.8
Financial services activities — Borrowings	66.5	137.4

Total liabilities	618.6	734.8
Shareholders’ equity

	June 30	December 31
($ in millions)	2008	2007
Common stock, $1 par value per share, 90.0 million shares authorized, 49.5 million and 49.4 million shares issued, respectively	49.4	49.4
Capital in excess of par value	105.1	103.2
Retained earnings	229.4	333.8
Treasury stock, 1.9 and 1.5 million shares, respectively, at cost	(36.1)	(30.1)
Accumulated other comprehensive (loss) income:
Foreign currency translation, net	19.6	15.9
Net derivative loss, cash flow hedges, net	(1.1)	(2.0)
Unrecognized pension and postretirement losses, net	(24.3)	(24.9)

Total	(5.8)	(11.0)

Total shareholders’ equity	342.0	445.3

Total liabilities and shareholders’ equity	$960.6	$1,180.1

Supplemental data:
Manufacturing debt	$254.7	$288.7
Debt-to-capitalization ratio:
Manufacturing	43.0%	40.0%
Financial services	93.0%	94.0%
Net Debt/Cap Ratio	41.4%	38.8%
Net Debt/Cap Ratio = manufacturing debt-to-capitalization ratio, net of cash

	For the Six Months Ended
	June 30,
	2008	2007
	($ in millions)
Operating activities
Net (loss) income	$(98.3)	$41.7
Adjustments to reconcile net (loss) income to net cash provided by (used for) operating activities:
Loss (gain) on discontinued operations and disposal	110.6	(22.3)
Depreciation and amortization	8.4	5.4
Stock based compensation expense	1.9	2.6
Lease financing and other receivables	75.5	15.7
Pension contributions	(5.8)	(6.2)
Working capital (1)	(9.8)	(13.2)
Other	4.0	4.0

Net cash provided by continuing operating activities	86.5	27.7
Net cash used for discontinued operating activities	(0.6)	(9.7)

Net cash provided by operating activities	85.9	18.0
Investing activities
Purchases of properties and equipment	(15.6)	(9.6)
Payments for acquisitions, net of cash acquired	—	(16.6)
Other, net	(0.1)	(1.7)

Net cash used for continuing investing activities	(15.7)	(27.9)
Net cash provided by discontinued investing activities	52.8	66.0

Net cash provided by investing activities	37.1	38.1
Financing activities
Decrease in short-term borrowings, net	(0.9)	(29.0)
Payments on long-term borrowings, net	(106.8)	(21.1)
Purchases of treasury stock	(6.0)	—
Cash dividends paid to shareholders	(5.8)	(5.7)
Other, net	—	0.4

Net cash used for continuing financing activities	(119.5)	(55.4)

Net cash used for financing activities	(119.5)	(55.4)

	For the Six Months Ended
	June 30,
	2008	2007
	($ in millions)
Effects of foreign exchange rate changes on cash	0.6	0.2
Increase in cash and cash equivalents	4.1	0.9

Cash and cash equivalents at beginning of period	12.5	15.7

Cash and cash equivalents at end of period	$16.6	$16.6

(1)	Working capital is composed of net accounts receivable, inventories, accounts payable and customer deposits.